UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ofAPRIL 2015

Commission File Number: 0-55139

QUATERRA RESOURCES INC.
(Translation of registrant's name into English)

1100-1199 West Hastings Street
Vancouver, BC V6E 3T5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K (the “Form 6-K/A”) originally filed with the Securities and Exchange Commission on March 31, 2015 (the “Original Form 6-K”) is being filed to amend CEO Certification and CFO Certification of Annual Filings of Quaterra Resources Inc. for the year ended December 31, 2014.

SUBMITTED HEREWITH

Exhibits

99.1	Form 52-109FV1 - Amended Certification of Annual Filings - CEO

99.2	Form 52-109FV1 - Amended Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUATERRA RESOURCES INC.
(Registrant)

Date: April 15, 2015	By:	/s/ Scott B. Hean
Scott B. Hean

	Title:	Chief Financial Officer